

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

Wolfgang Ruecker
Chief Executive Officer
Miami Breeze Car Care Inc.
848 Brickell Ave, PH 5
Miami, FL 33131

> **Re: Miami Breeze Car Care Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 31, 2023**
> **File No. 333-266854**

Dear Wolfgang Ruecker:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed October 31, 2023

Certain Relationships and Related Transactions, page 28

1. We note your response to prior comment 1 and reissue in part. Please revise to describe the transaction relating to the Brand Ambassador Agreement with RN Consulting, which we note that you have annexed in the filed Exhibit 10.2 and 10.2A. Refer to Item 404(a) of Regulation S-K.

Please contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Franklin Ogele, Esq.